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Mail Stop 3561

April 9, 2010

Archie C. Black
President and Chief Executive Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

      Re: **SPS Commerce, Inc.**
                Amendments No. 4 and 5 to Registration Statement on Form S-1
                Filed March 30 and April 2, 2010
                File No. 333-163476

Dear Mr. Black:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendments No. 4 to Registration Statement on Form S-1

Exhibit 5.1

1. The fourth paragraph, first bullet sub-paragraph, of the legal opinion concerns the legality of the "Company Shares" being issued. It appears that the conclusion of the legality of the issuance of Company Shares is modified in (i) and (ii) of the sub-paragraph on the status of the issuance of certified or uncertified shares being properly delivered to Selling Stockholders. The relevance of actions to be taken for the benefit of Selling Stockholders to the legality of the issuance of Company Shares is not clear. Please revise to delete this qualification or explain. In this regard, we also see a similar qualification in the second bullet sub-paragraph concerning the legality of Selling Stockholders Shares. The purpose and effect of these qualifications are unclear. Please advise or revise.

Amendments No. 5 to Registration Statement on Form S-1

Principal and Selling Stockholders, page 81

2. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by PV Securities Corporation, BlueCrest Venture Finance Master Fund Limited, ML Partners, Granite Private Equity II, LLC, Pacific Capital Ventures, LLC, JAMIT, LLC and Axiom Ventures Partners II Limited Partners. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

3. In accordance with Item 507 of Regulation S-K, please provide for each selling stockholder its, his or her relationship to the registrant within the last three years.

4. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson,

Archie C. Black
SPS Commerce, Inc.
April 9, 2010
Page 3

Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan Zimmerman, Esq.